                            HUNNO TECHNOLOGIES, INC.
                       2700 North 29th Avenue, Suite 305,
                               Hollywood, FL 33020

                              Information Statement
                            Pursuant To Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder

                                  INTRODUCTION

This Information Statement is being mailed on or before September 8, 2003, to holders of record on August 21, 2003 of shares of Common Stock of Hunno
Technologies, Inc., a Delaware corporation (the "Company") in connection with changes in members of the Company's Board of Directors.

We were incorporated under the name Biologistics, Inc. under the laws of
Colorado on December 13, 1994, to engage in clinical consulting, contract packaging and labeling services. We never had any operations. On April 22, 1997, we merged into a subsidiary that was organized under the name Biologistics, Inc.
under the laws of Delaware on March 19, 1997 and became a Delaware corporation.
We organized PBI Acquisition Corp. as a wholly-owned subsidiary on March 31,
1999, and on the same date Performance Brands, which we operated as our former wholly-owned subsidiary, entered into a merger agreement with and was merged into PBI Acquisition Corp. resulting in PBI becoming our wholly-owned subsidiary. On May 12, 1999, we changed our name to Skintek Labs, Inc. or SKNT.

The purpose of the March 31, 1999 merger between SKNT and PBI was to enable SKNT to become an operating company. Since its incorporation on September 21, 1995 under the laws of Florida, PBI was engaged in the sale of products for skin fitness, self-tanning, sun protection and nutrition. PBI's products were sold through direct mail, drug chains, mass market outlets, health food stores, gyms, and tanning, nail and hair salons, as well as private label sales. Our sole business and operations after the merger of PBI into SKNT in March 1999 was the business and operations of PBI.

We divested PBI, our wholly-owned subsidiary, pursuant to a Share Transfer
Agreement dated as of April 30, 2001 under which we transferred all shares of
PBI to Stacy Kaufman, our former president, director and control shareholder.
Since then our operations had consisted of the following: We seek business opportunities throughout the United States to make acquisitions or enter into other business endeavors to the extent our limited assets and personnel will allow. Our business objective was to effect a merger, exchange of capital stock, asset acquisition or other business combination with an operating business that will have significant growth potential. On September 18, 2002, we changed our name to Hunno Technologies, Inc.

Change in control of the registrant that has occurred since the beginning of its last fiscal year.

None

Voting Securities

As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled: Approximately 11,867,109 shares of Common Stock as of August
21, 2003.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information concerning the ownership of our common stock, as of August 27, 2003, by (i) all persons known by us to beneficially own five percent (5%) or more of the outstanding shares of common stock, (ii) each director and executive officer required to be named hereunder and (iii) all of our directors and executive officers as a group. Unless otherwise noted, each stockholder named has sole voting and investment power with respect to such shares, subject to community property laws where applicable.

-------------------------------- ----------------------------------- -----------------------------------
Name                             Number of shares of common stock    Percentage of shares of common
                                 beneficially owned                  stock beneficially owned (1)
-------------------------------- ----------------------------------- -----------------------------------
Marc Baker                       9,500,000                           80%
-------------------------------- ----------------------------------- -----------------------------------
All officers and directors as a  9,500,000                           80%
group [1 person]
-------------------------------- ----------------------------------- -----------------------------------

 (1)  Applicable percentage of ownership as of August 21, 2003 is based on
11,867,109 shares of common stock outstanding.

Information Concerning Officers and Directors

         We have entered into a letter of intent to acquire in a share exchange transaction 100% of the issued and outstanding stock of Abazias, Inc. As a result of the share exchange, when closed, Marc Baker will resign as an officer of our Company and Oscar Rodriquez will be appointed our new Chief
Executive Officer, Jesus Diaz will be appointed our new Chief Financial Officer and Aaron Taravella will be appointed our new Chief Information officer.

         In addition, Oscar Rodriquez, Jesus Diaz, and Aaron Taravella will be appointed to the Board of Directors effective upon the later of the closing of the share exchange or ten days after this Information Statement is mailed to all stockholders of the Company in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

         Also as a result of the share exchange, Marc Baker will resign as a member of the Board of Directors. His resignation is to become effective upon the later of the closing of the share exchange or ten days after this
Information Statement is mailed to all stockholders of the Company in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Oscar Rodriguez - From September 2001 to the present Mr. Rodriguez has been president of Abazias Inc. From November 1997 Mr. Rodriguez has been owner and president of OR Jewelry Inc., currently doing business as Oscars' Jewelry. In
December of 1990 Mr. Rodriguez received his Diamonds and Diamond grading certification from the (GIA) The Gemological Institute of America. On May of
1987 Mr. Rodriguez received His Associates in Arts from Santa Fe community college.

Jesus Diaz - From June 2002 until closing, he was an operations manager at
Abazias. From June 2002 to the present he has been the manager of National WLD
Techmark Inc. May 1999 to June 2002 he was the manager of University Cash Inc.
From July of 1998 to May of 1999 he was a manager with Speedy Cash. In May of
1998 Mr. Diaz received his degree in History from the University of Florida. Mr.
Diaz will spend approximately 85% of his time on our business.

Aaron Taravella - From August 2001 until closing, he was Programmer/Website designer for Abazias. Since prior to 1998, he has been the principal of
Aggressive Software, a software development firm.

Mr. Baker was been re-elected as our President and director since April 2003.
Mr. Baker is a certified public accountant licensed in the State of Florida.
During the past five years, Mr. Baker has had experience in negotiating mergers, acquisitions and stock purchase agreements involving several different private operating companies with public non-operating companies. Certain of these public non-reporting companies involved in these transactions continued to be non-reporting companies under the Exchange Act after the transactions or became reporting companies and then ceased to report under the Exchange Act.. However,
Mr. Baker was not part of the post-transaction management in these non-reporting companies. Mr. Baker has also provided consulting services to independent public accounting firms and attorneys in several transactions which services have facilitated other companies in becoming operating companies and in at least one instance becoming and continuing to be a reporting company under the Exchange
Act. Mr. Baker has also worked closely with the professionals engaged by the entities seeking to enter into Business Combinations, similar to those that we may pursue for the purpose of due diligence and evaluation of Target Businesses and conducting negotiations for Business Combinations.

During the past five years, Mr. Baker served as an officer and director of the following public non-operating companies each of which entered into a Business
Combination during the years stated: (i) Life Industries Inc. - Mr. Baker served as president of Life Industries Inc., a public non-operating company, that filed its Form 10 in 1995, prior to Mr. Baker's involvement, but never filed any
Exchange Act reports. Mr. Baker after becoming president of Life Industries caused Life Industries to engage an accounting firm and legal representation so that it could enter into a business combination with Quill Industries, an operating company, in 1997. At the date of the transaction with Quill, Mr. Baker resigned his position as an officer and director and disposed of his share interest in Life Industries to an unaffiliated party. Prior to the business combination between Life and with Quill, and as a result of Mr. Baker's efforts,
Life Industries had available current information required by Rule 15c-2-11, which permitted a market maker to enter quotes for the Life shares on the pink sheets. However, while Quill Industries on August 21, 1998 filed a Form 10-SB under the Exchange Act to become a reporting company, which was after Mr.
Baker's resignation, the Form 10-SB was withdrawn on June 4, 1999 and Life
Industries never filed any reports under the Exchange Act; (ii) Stetson Oil
Exchange Inc. - Mr. Baker was an officer and director of Stetson Oil Exchange
Inc., a public non-operating company that entered into a business combination transaction with Telecom Wireless Corp., an operating company, in 1998, and resigned his positions and disposed of his share interest in Stetson when it entered into a business combination with Telecom Wireless. Telecom Wireless became a reporting company under the Exchange Act and its shares were traded on the OTC:BB until the shares were delisted for failure to continue to remain current under the Exchange Act; (iii) Skintek Labs, Inc. - Mr. Baker was an
officer and director of Biologistics Inc., a public non-operating company, and when it entered into a merger agreement with Skintek Labs Inc., an operating company, in 1999, Mr. Baker resigned as an officer and director. Skintek Labs has continued to be an operating and reporting company under the Exchange Act and its shares are subject to quotation on the OTC:BB; (iv) Union Chemical Corp.
- Mr. Baker was president of Union Chemical Corp., a public non-operating company that was never a reporting company under the Exchange Act. Mr. Baker sold his interest in Union Chemical and resigned as president prior to Union
Chemical entering into a merger agreement with HotYellow 98.com, an operating company, in 1999 and Mr. Baker had no involvement in the merger transaction.
HotYellow filed a registration statement on Form 10-SB on August 23, 1999 but never filed any required Exchange Act reports and is not current under the reporting requirements under the Exchange Act; (v) National Venture Capital
Fund, Inc. - Mr. Baker was the secretary-treasurer and a director of National
Venture Capital Fund, Inc., a non-operating company that filed its Form
10-SB/12g on May 6, 1999 and filed its annual report for its year ended April
30, 2000 and its quarterly report for the first quarter ended July 31, 2000 but has failed to file the required quarterly reports under the Exchange Act and is therefor not current in its reporting requirements. Mr. Baker resigned from his position and is no longer involved with the company; (vi) Combined Professional
Services, Inc. - On February 27, 2001, Combined Professional Services, Inc.,
elected Mr. Baker to the Board of Directors. Concomitant with Mr. Baker's election to the Board of Directors of Combined Professional Services, Inc., Mr.
Baker was issued 2,300,000 shares of the Company's common stock. Mr. Baker tendered no consideration for his shares, rather, the Board of Directors
Determined that such issuance was necessary and proper to entice Mr. Baker to become affiliated with the Company due to his extensive experience in mergers and acquisitions. On March 14, 2001, the Board of Directors of Combined
Professional Services, Inc., elected Mr. Baker as President, Secretary and
Treasurer of Combined Professional Services, Inc. As such, Mr. Baker became the
Company's sole officer and director. The Company completed a two for one forward stock split during Mr. Baker's term. On July 18, Mr. Baker resigned as director and officer of the Company. In connection with his resignation, Mr. Baker returned to the company for cancellation 4,500,000 shares of the Company's common stock, and; (vii) BSD Healthcare Industries, Inc. - On July 15, 2000,
BSD Healthcare Industries Inc., elected Mr. Baker to the Board of Directors.
Concomitant with Mr. Baker's election to the Board of Directors, Mr. Baker was issued 6,750,000 shares of the Company's common stock. Mr. Baker tendered no consideration for his shares, rather, the Board of Directors Determined that such issuance was necessary and proper to entice Mr. Baker to become affiliated with the Company due to his extensive experience in mergers and acquisitions. On
July 12, 2001, Mr. Baker resigned as director and officer of the Company. In connection with his resignation, Marc Baker returned to the Company for cancellation 6,750,000 shares of Company's common stock. From 1994 to 1996, Mr.
Baker was a managing director of Paige and Associates, an investment banking firm with offices in Deerfield, FL.

         Except as set forth above, all officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our
Board of Directors and each Executive Officer serves at the discretion of our
Board of Directors. We do not have any standing committees. The Company's board of directors did not hold any formal meetings during the fiscal year which ended
December 31, 2002. Our Board of Directors may in the future determine to pay
Directors' fees and reimburse Directors for expenses related to their activities.

         None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

Executive Compensation

         The following table sets forth compensation paid to Mr. Baker, our current President. No other executive officer received compensation in excess of
$60,000 during that period.

------------------------ ---------------------- ------------------------ ----------------
Name                     Position               Year                     Compensation
------------------------ ---------------------- ------------------------ ----------------
Marc Baker               President              2002                     $1,125,000

------------------------ ---------------------- ------------------------ ----------------
                                                2001                     $1,200,000
------------------------ ---------------------- ------------------------ ----------------

            On March 16, 2001, and 6,000,000 shares of the Company's common stock were issued to Mr. Baker as compensation. The stock was valued at $0.20 per share. On May 7, 2002, the Company issued 10.5 million restricted shares to
Mr. Baker for services provided to the Company. The Shares were valued at $.10 per share. In addition, the Company issued 500,000 shares to Mr. Baker for services provided as president and director of the Company. The shares were registered on Form S-8 and were valued at $.15 per share, the market value of the Company's common stock at the time of filing the registration statement.

         No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to this individual during these periods.

Compliance with Section 16(a) of the Exchange Act

         The Company has been advised by its officers, directors and principal shareholders that as of the end of its most recent fiscal year, its officers and directors were current in filing all required reports pursuant to Section 16(a)
of the Exchange Act, although some reports have been filed late.

Certain Relationships and Related Transactions

During the years ended December 31, 2001 and 2002, Mr. Baker paid all administrative expenses for the Company, resulting in a balance of $24.704 in the due to officer account as of December 31, 2002.

On March 16, 2001, and 6,000,000 shares of the Company's common stock were issued to Mr. Baker as compensation. The stock was valued at $0.20 per share. On
May 7, 2002, the Company issued 10.5 million restricted shares to Mr. Baker for services provided to the Company. The Shares were valued at $.10 per share. In addition, the Company issued 500,000 shares to Mr. Baker for services provided as president and director of the Company. The shares were registered on Form S-8 and were valued at $.15 per share, the market value of the Company's common stock at the time of filing the registration statement.